UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 10-QSB/A
(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the quarterly period ended March 31, 2006

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from ________________ to _______________

000-50146
(Commission file number)

TORNADO GOLD INTERNATIONAL CORP.
(Exact name of small business issuer as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	94-3409645 (IRS Employer Identification No.)

3841 Amador Way, Reno, Nevada 89502
(Address of principal executive offices)

(775) 827-2324
(Issuer's telephone number)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares of common stock outstanding as of May 10, 2006 was 28,791,725.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

TORNADO GOLD INTERNATIONAL CORP.

	Index

		Page Number

PART I.	FINANCIAL INFORMATION	3

Item 1.	Financial Statements	3

	Balance Sheet as of March 31, 2006 (unaudited)	3

	Statements of Operations for the
	three months ended March 31, 2006 and 2005, and for the period
	from March 19, 2004, through March 31, 2006 (unaudited)	4

	Statements of Cash Flows for the
	three months ended March 31, 2006 and 2005, and for the period
	From March 19, 2004, through March 31, 2006(unaudited)	5

	Notes to Financial Statements (unaudited)	6

Item 2.	Management's Discussion and Analysis or Plan of Operation	15

Item 3.	Controls and Procedures	17

PART II.	OTHER INFORMATION	17

Item 6.	Exhibits	17

SIGNATURES		17

CERTIFICATIONS		18

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Tornado Gold International Corp.
(formerly Nucotec, Inc.)
BALANCE SHEET
March 31
2006
(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$181,165
Prepaid expenses	5,306

TOTAL CURRENT ASSETS	186,471

MINING CLAIMS	944,333
TOTAL ASSETS	$1,130,804

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable - related party	$9,238
Accounts payable - others	13,739
Notes payable (including accrued interest of $28,867)	1,109,683
TOTAL CURRENT LIABILITIES	1,132,660

COMMITMENTS AND CONTINGENCIES	—

STOCKHOLDERS' DEFICIT
Common stock; $0.001 par value; 100,000,000 shares
authorized; 28,791,725 shares issued and outstanding	28,792
Additional paid in capital	1,693,305
Accumulated deficit	(704,993)
Deficit accumulated during the exploratory stage	(1,018,542)
Stock subscription receivable	(418)
TOTAL STOCKHOLDERS' DEFICIT	(1,856)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,130,804

The accompanying notes are an integral part of these financial statements.

Tornado Gold International Corp.
(formerly Nucotec, Inc.)
STATEMENTS OF OPERATIONS

	For the Three Months Ended		From March 19, 2004
	March 31,		through
	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)

NET REVENUE	$—	$—	$—

OPERATING EXPENSES
Compensation expense on option grants	—	—	22,409
Mining exploration expenses	39,960	17,850	495,891
General and administrative expenses	83,810	28,125	390,263
	123,770	45,975	908,563

LOSS FROM OPERATIONS	(123,770)	(45,975)	(908,563)

OTHER INCOME (EXPENSE)
Interest expense	(16,181)	(19,638)	(109,979)

TOTAL OTHER INCOME (EXPENSE)	(16,181)	(19,638)	(109,979)

LOSS BEFORE PROVISION FOR INCOME TAXES	(139,951)	(65,613)	(1,018,542)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS	$(139,951)	$(65,613)	(1,018,542)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON EQUIVALENT
SHARES OUTSTANDING - BASIC AND DILUTED	28,791,725	54,014,400

The accompanying notes are an integral part of these financial statements.

Tornado Gold International Corp.
(formerly Nucotec, Inc.)
STATEMENTS OF CASH FLOWS

			From
	For the Three Months Ended		March 19, 2004
	March 31,		through
	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(139,951)	$(65,613)	(1,018,542)
Adjustment to reconcile net loss to net cash
used in operating activities:
Value of options/warrant granted for services	—	—	22,409
Changes in:
Prepaid expenses and other current assets	1,088	—	(307)
Accounts payable and accrued expenses	25,857	32,673	126,946

Net cash used in operating activities	(113,006)	(32,940)	(869,494)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of mining claims	(420,000)	(43,314)	(944,333)

Net cash used in investing activities	(420,000)	(43,314)	(944,333)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	649,838	50,000	2,105,816
Payment on note payable, related party			(42,500)
Repurchase of shares of common stock			(577,906)
Proceeds from issuance of common stock			509,582

Net cash provided by financing activities	649,838	50,000	1,994,992

NET CASH PROVIDED BY CONTINUING OPERATIONS	116,832	(26,254)	181,165

CASH AND CASH EQUIVALENTS, Beginning of year	64,333	53,141	—

CASH AND CASH EQUIVALENTS, End of year - 1679569	$181,165	$26,887	181,165

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$—	$—
Income taxes paid	$—	$—

The accompanying notes are an integral part of these financial statements.

TORNADO GOLD INTERNATIONAL CORP.
(formerly Nucotec, Inc.)
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 - Organization

Organization

Tornado Gold International Corp. (formerly Nucotec, Inc.) was incorporated in the state of Nevada on October 8, 2001. On July 7, 2004, the name of the company was officially changed to Tornado Gold International Corp. (the “Company”). The Company is currently in the exploratory stage with its principal activity being the exploration of mining properties for future commercial development and production (See Note 3).

Basis of Presentation

The accompanying interim financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting.  These interim financial statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the balance sheet, operating results and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or for any other interim period during such year.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC.  These interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s Form 10-K for the year ended December 31, 2005.

Note 2 - Summary of Significant Accounting Policies

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has no established source of material revenue, has incurred a net loss for the three months ended March 31, 2006 of $139,951, and as of March 31, 2006 had a negative working capital of $946,189 and had an accumulated deficit of $1,679,569. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence: The Company plans to raise additional operating funds through equity or debt financing. There is no assurance that the Company will be able to arrange for financing and has not, to date, had any substantive discussions with any third parties regarding such financing.

Stock Split

On April 19, 2004, the Company authorized a 50-for-1 stock split. On August 18, 2004, the Company authorized a 6.82-for-1 stock split. On May 16, 2005, the Company authorized a 1.20-for-1 stock split. The accompanying financial statements have been prepared as if all of the stock-splits occurred at the beginning of each period presented.

Stock Based Compensation

The Company accounts for stock-based compensation under SFAS No. 123R, “Share-based Payment” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An amendment to SFAS No. 123.” These standards define a fair value based method of accounting for stock-based compensation. In accordance with SFAS Nos. 123R and 148, the cost of stock-based employee compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using the Black-Scholes option-pricing model, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period. During the three months ended March 31, 2006 and 2005, the Company recognized no compensation expense under SFAS No. 123 as no options were issued to employees during these two periods (See Note 5).

As of April 15, 2005, the Company adopted its 2005 stock option plan to compensate its directors. As of March 31, 2006, no options have been granted to the directors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash, deposits, accounts payable and accrued interest, the carrying amounts approximate fair value due to their short maturities. The amounts shown for notes payable also approximate fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Revenue Recognition

The Company has not generated any revenue from its mining operations.

Mining Costs

Costs incurred to purchase, lease or otherwise acquire property are capitalized when incurred. General exploration costs and costs to maintain rights and leases are expensed as incurred. Management periodically reviews the recoverability of the capitalized mineral properties and mining equipment. Management takes into consideration various information including, but not limited to, historical production records taken from previous mine operations, results of exploration activities conducted to date, estimated future prices and reports and opinions of outside consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss Per Share

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options to purchase common shares would have an anti-dilutive effect. The only potential common shares as of March 31, 2006 were 210,000 options and 650,000 warrants that have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive. If such shares were included in diluted EPS, they would have resulted in weighted-average common shares of 29,626,725 and 54,074,400 for the three months ended March 31, 2006 and 2005, respectively.

Reclassification

Certain reclassifications have been made to the 2005 balances to conform to the 2006 presentation.

Recently Issued Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of this standard will have no material impact on its financial statements.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company believes the adoption of this standard will have no material impact on its financial statements.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006. The Company believes the adoption of this standard may have a significant impact on its financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The Company adopted this statement on January 1, 2005. The adoption of the statement did not cause a significant change in the current manner in which the Company accounts for its exchanges of non-monetary assets.

In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on its financial position or results of operations.

Note 3 - Mining Claims

NT Green Property, HMD Gold Property, Goodwin Hill Gold Property, and Wilson Peak Property

On May 31, 2004, the Company entered into four agreements with a company wholly owned by Mr. Carl Pescio ("Pescio"), a Director of the Company, to lease four mining properties. The terms of the four leases are substantially identical and are as follows:

A schedule of the advanced lease payments for each of the four properties is as follows:

Due Date	Amount

June 5, 2004	$15,000
May 15, 2005	$22,500
February 5, 2006	$30,000
February 5, 2007	$37,500
February 5, 2008	$50,000
February 5, 2009	$62,500
February 5, 2010	$75,000
February 5, 2011 and each
year thereafter until
production commences	$100,000

Upon completion of a bankable feasibility study and payments totaling $105,000, the Company will own 100% of the property subject to a continuing production royalty of 4%. Once the $105,000 is paid, all subsequent payments will convert into advance minimum royalty payments that are credited against the 4% production royalty due. A 1% royalty is also due Pescio on production on property consisting of a 2 mile circumference surrounding the leased property.

The Company will pay additional land acquisition and filling fees on the property. The Company is committed to drill 5,000 feet on the property in each year commencing on or before September 1, 2006 and continuing until the completion of the feasibility study. Excess footage drilled in any year will be carried forward to subsequent years. The Company has the option to pay Pescio $10 per foot committed to and not drilled.

Prior to the completion of the feasibility study, the Company has the right to purchase 2% of the 4% production royalty for $1,500,000 for each percentage point. The Company also has the option to purchase 50% of the 1% royalty for $500,000.

The Company shall be responsible for all environmental liabilities and reclamation costs it creates and indemnifies Pescio against any such claims or obligations. The Company can terminate the lease at any time by giving 30 days notice provided that there are no outstanding environmental or reclamation liabilities and that all lease and production royalty payments are current.

Jack Creek Property

On October 3, 2005, the Company paid the Bureau of Land Management $30,875 as consideration on the Exploration License and Option to Lease Agreement entered into between the Company and Mr. Earl Abbott, and Stanley Keith (“the owners”), to explore 247 claims (nearly 5,000 acres) known as the Jack Creek Property. Mr. Abbott is the Company’s President and Mr. Keith is a Company Director.

Under the preliminary terms of this agreement, the Company was granted a license to explore the property for a period of six months to determine what claims, if any, it wishes to lease. The term of the license is for six months, but the Company has the option to extend.

If the Company leases all of the 247 claims, it will be required to make the following advance lease payments:

Due Date	Amount
Upon signing	$22,500
1st anniversary	$30,000
2nd anniversary	$37,500
3rd anniversary	$50,000
4th anniversary	$62,500
5th anniversary and each
anniversary thereafter	$100,000

If any payments due by the Company to the owners are not paid within 30 days of its due date, interest will begin to accrue on the late payment at a rate of 2% over the prime rate established by the Department of Business and Industry of the State of Nevada.

Upon completion of a bankable feasibility study and payments totaling $140,000, all subsequent payments will convert into advance minimum royalty payments that are credited against the 4% production royalty due. A 1% royalty is also due the owners on production on property consisting of a 2-mile circumference surrounding the leased property.

The Company shall have the option to purchase one-half (1/2) of the royalty applicable to the property representing two percent (2%) of the Net Smelter Returns. The Company shall have the right to elect to purchase such part of the royalty in increments representing one percent (1%) of the Net Smelter Returns and the purchase price for each such increment shall be $1,500,000. The Company shall have the option to purchase one-half (1/2) of the area-of-interest royalty applicable to mineral rights, mining claims and properties which the Company acquires from third parties representing one-half percent (.5%) of the Net Smelter Returns. The purchase price for such part of the area-of-interest royalty shall be $500,000 for the one-half percent (.5%) of the area-of-interest royalty applicable to mineral rights, mining claims and properties which the Company acquires from any third party.

The Company shall be responsible for all environmental liabilities and reclamation costs it creates and indemnifies the owners against any such claims or obligations. The Company can terminate the lease at any time by giving 30 days notice provided that there are no outstanding environmental or reclamation liabilities and that all lease and production royalty payments are current.

The terms and obligations disclosed above are based upon preliminary agreements of the parties still under review and may be subject to change.

Additional Properties

On October 6, 2005, the Company entered into a preliminary agreement with Mr. Carl Pescio, a Director of the Company, to lease 10 mineral properties (about 1,300 claims) in Nevada. Under the term of the preliminary agreement, the Company is to make advance lease payments to Mr. Pescio on each property based upon the following schedule:

Due Date	Amount
Upon signing	$35,000
1st anniversary	$55,000
2nd anniversary	$75,000
3rd anniversary	$100,000
4th anniversary	$125,000
5th anniversary	$150,000
6th anniversary and each
anniversary thereafter	$200,000

The above $35,000 advance in 2005 was to be paid in installments of $5,000 upon signing. The remaining $30,000 was paid in 2006. The Company is currently in renegotiations with Mr. Pescio to finalize the actual terms of the 10 leases.

Based upon the actual terms of the leases acquired in May 2004 and the preliminary terms of the leases acquired in October 2005, the Company’s obligation as of March 31, 2006 for the payment of minimum lease payments on these 15 properties is as follows:

2006	$572,500
2007	$930,000
2008	$1,237,500
2009	$1,550,000
2010	$1,862,500
Minimum lease payments in
Subsequent years	$2,500,000

A description of the mining properties leased by the Company is as follows:

NT Green Property is located in central Lander County, Nevada about 40 miles southwest of the town of Battle Mountain.  The property is within the Battle Mountain/Eureka (Cortez) Trend at the northern end of the Toiyabe Range.

HMD Gold Property is located in Eureka County, Nevada along the west side of the Cortez Range, about 30 miles southwest of the town of Carlin, and about 10 miles north of the Buckhorn deposit.  Access to the property is gained by driving 41 miles west of Elko on I-80, then 20 miles south on SH-306 to the town of Crescent Valley.  A well-maintained gravel road leads east-southeast past the Hot Springs Point to the vicinity of the Dean Ranch.  A two-track road leads to the southeast and the property position is reached in about one-half mile.

Goodwin Hill Gold Property is located in east central Lander County, Nevada about 60 miles south of the town of Battle Mountain and about 25 miles northeast of the town of Austin.  It is positioned in grass Valley between the Simpson Park Range to the east and the Toiyabe Range to the west.

Wilson Peak property is located in Elko County, Nevada about 70 miles north of the town of Elko and about 20 miles north of the town of Tuscarora.  The property area is west of the Independence Gold Trend and is part of a north-south line of gold-silver occurrences in Tertiary volcanic rocks.

Jack Creek Property is located in the northern Independence Range about 50 miles north of Elko, Elko County, Nevada. It is comprised of 247 lode mining claims (nearly 5,000 acres) adjacent to Gateway Gold Corp.’s (TSX Venture:GTQ) Big Springs and Dorsey Creek Properties.

Stargo Property is located in the Monitor Range about 45 miles southwest of the town of Eureka and about 20 miles west of the Northumberland Mine and comprises of a total of 257 lode claims (about 5,140 acres) in Nye County, Nevada.

West Whistler Property is located on the west flank of Whistler Mountain, about 10 miles northwest of the town of Eureka and comprises of a total of 103 lode claims (about 2,060 acres) in Eureka County, Nevada.

Brock Property is located in the Monitor Range about 36 miles southwest of the town of Eureka and about 24 miles northeast of the Northumberland Mine and comprises a total of 222 lode claims (about 4,440 acres) in Eureka County, Nevada.

Horseshoe Basin Property is located in the Fish Creek Mountains about 30 miles south of the town of Battle Mountain and about 4 miles south of the McCoy and Cove deposits.

South Lone Mountain Property is located on the west flank of the Mountain Boy Range in Antelope Valley about 15 miles southwest of the town of Eureka and consists of a total of 140 lode claims (about 2,800 acres) in Eureka County, Nevada.

Golconda Property is located in Rock Creek Valley about 12 miles east of the town of Winnemucca and near the intersection of the Getchell Trend and the north end of the Battle Mountain-Eureka Trend and comprises of a total of 108 lode claims (about 2,160 acres) in Humboldt County, Nevada.

North Battle Mountain Property is located in the Sheep Creek Range about 4 miles northeast of the town of Battle Mountain near the northern extension of the Battle Mountain-Eureka (Cortez) Trend and comprises a total of 73 lode claims (about 1,460 acres) in Lander County, Nevada.

Dry Hills Property is located in the Dry Hills about 20 miles southwest of the town of Carlin and comprises of a total of 96 lode claims (about 1,920 acres) in Eureka County, Nevada.

Walti Property is located in Grass Valley about 62 miles south of the town of Carlin and consists of a total of 402 lode claims (about 8,040 acres) in Eureka and Lander Counties, Nevada.

Marr Property is located between the Fish Creek Mountains and the Ravenswood Mountains about 50 miles southwest of the town of Battle Mountain. The property is along the Western Nevada Rift and consists of a total of 93 lode claims (about 1,840 acres) in Lander County, Nevada.

As of March 31, 2006, the Company incurred a total of $944,333 in acquisition costs. The Company has recently commenced exploration of its properties and has yet to determine whether any of its properties are commercially feasible. In order for the Company to complete its analysis, additional funding is required.

Note 4 - Notes Payable

On July 1, 2005, the Company borrowed $100,000 from Gatinara Holdings, Inc., an unrelated third party. The loan is evidenced by an unsecured promissory note. The note accrues interest at 8% per annum and matures on December 31, 2006. Accrued interest related to this note as of March 31, 2006 amounted to $5,984.

From August 9, 2005 to October 5, 2005, the Company borrowed a total of $330,978 from Greenshoe Investment, Inc., an unrelated third party. The loans are evidenced by unsecured promissory notes. The notes accrue interest at 8% per annum and mature on December 31, 2006. Accrued interest related to these notes as of March 31, 2006 amounted to $15,204.

During the three months ended March 31, 2006, the Company borrowed a total of $649,838 from Greenshoe Investment, Inc. The loans are evidenced by unsecured promissory notes. The notes accrue interest at 8% per annum and mature on December 31, 2006. Accrued interest related to these notes as of March 31, 2006 amounted to $7,679.

Note 5 - Stockholders' Equity

Common Stock

On April 19, 2004, the Company authorized a 50-for-1 stock split. On August 18, 2004, the Company authorized a 6.82-for-1 stock split. On May 16, 2005, the Company authorized a 1.20-for-1 stock split. In addition, the Company increased it authorized shares to 100,000,000. The accompanying financial statements have been retroactively restated to present the effect of these three stock splits.

On April 15, 2005, the Company's officers and directors agreed to redeem an aggregate of 27,172,800 of their shares for $7,906 or $.0002909 per share. The shares includes 13,586,400 shares from Dr. Abbott, and 6,793,200 shares from each of Messrs. Pescio and Keith. Dr. Abbott's shares were redeemed for $3,954, and Messrs. Pescio and Keith each received $1,976 for their shares. These amounts are the equivalent to the pre-split prices they paid for their shares when they joined the Company in March 2004. The $7,906 was paid during the three months ended September 30, 2005.

In April 15, 2005, the holders of the notes payable converted the principal amount of the notes totaling $1,025,000 and accrued interest of $79,271 into 1,325,126 shares of the Company's common stock.

In the fourth quarter of 2005, the Company sold 625,000 shares of common stock to an investor for total cash proceeds of $500,000. In connection with this transaction, the Company also issued to this investor a warrant to purchase 625,000 shares of common stock for $0.85 per shares. As of December 31, 2005, the Company received $499,582. The remaining $418 has been charged to equity and included in subscription receivable.

Options and Warrants:

In March 2004, the Company issued 60,000 options to former employees of the Company. The fair value for these options was estimated to be $4,540 and has been recorded as an expense in the accompanying statement of operations. The fair value was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 50%; and a weighted average expected life of the option of 10 years, respectively.

In accordance with a consulting agreement with Access Capital Management Corp., the Company issued Access Capital, 25,000 options in September 2005 to purchase shares of the Company’s common stock for $0.75 per shares. These options were valued using the Black-Scholes option pricing model using the following assumptions: term of 1,853 days, a risk-free interest rate of 3.85%, a dividend yield of 0% and volatility of 63%. The value of these options of $12,075 was amortized over the three-month initial term of the agreement and was charged to operations in 2005.

In December 2005, the Company extended the term of the agreement and granted
Access an additional 125,000 options to purchase shares of the Company’s common stock at a price of $0.75 per shares. These options were valued using the Black-Scholes option pricing model using the following assumptions: term of 1,762 days, a risk-free interest rate of 4.45%, a dividend yield of 0% and volatility of 71%. These options were valued $52,150 and are being amortized over the nine month remaining term of the agreement. In 2005, $5,794 was charged to operations in 2005.

The 150,000 options granted in 2005 expire on September 28, 2010 unless Access Capital no longer provides services for the Company whereby the options expire one year from the date of termination.

As discussed above, in connection with the issuance of the 625,000 shares of the Company’s common stock, the Company granted 625,000 warrants to purchase shares of the Company’s common stock at $.85 per share.

In June 2006, former management exercised some of their options to purchase a total of 24,800 shares of the Company’s common stock at a price of $.15 per share.

The following table summarizes the options and warrants outstanding:

		Weighed
	Options/	Average
	Warrants	Exercise
	Outstanding	Price
Balance - December 31, 2004	60,000	0.1500
Granted	775,000	0.8306
Exercised	—
Forfeited	—
Balance - December 31, 2005	835,000	0.7817
Granted	—
Exercised	(24,800)	(0.1500)
Forfeited	—
Balance - March 31, 2006	810,200	0.801

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 31, 2006 are as follows:

Deferred tax assets:
Net operating loss	$268,500
Less valuation allowance	(268,500)
$—

At March 31, 2006, the Company had federal net operating loss ("NOL") carryforwards of approximately $790,000. Federal NOLs could, if unused, begin to expire in 2017.

The valuation allowance increased by approximately $48,000 and $22,000 during the three-months ended March 31, 2006 and 2005, respectively.

Utilization of the net operating loss and tax credit carryforwards is subject to significant limitations imposed by the change in control under I.R.C. 382, limiting its annual utilization to the value of the Company at the date of change in control times the federal discount rate.

Note 7 - Related Party Transactions

During the three months ended March 31, 2006 and 2005, the Company had the following transactions with related parties:

As discussed in Note 3, the Company entered into agreements with a company owned by Mr. Carl Pescio, a Director of the Company, to acquire mining claims. During the three months ended March 31, 2006, the Company paid Mr. Pescio $420,000 related to these agreements.

During the three months ended March 31, 2006, the Company incurred consulting fees for services rendered by Mr. Earl Abbott, the Company's President, totaling $66,579 of which $30,992 related to mining exploration and the remaining $35,587 related to general administrative activities. During the three months ended March 31, 2005, the Company incurred consulting fees for services rendered by Mr. Earl Abbott, the Company’s President, totaling $23,100 of which $17,850 related to mining exploration and the remaining $5,250 was charged to general administrative activities. The Company also during the three months ended March 31, 2005 reimbursed Mr. Abbott $7,809.39 for travel and other company related expenses.

During the three months ended March 31, 2006, the Company paid a $10,000 consulting fee to George Drazenovic, the Company’s Chief Financial Officer.

Item 2. Management's Discussion and Analysis or Plan of Operations

THIS FOLLOWING INFORMATION SPECIFIES CERTAIN FORWARD-LOOKING STATEMENTS OF MANAGEMENT OF THE COMPANY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ESTIMATE THE HAPPENING OF FUTURE EVENTS ARE NOT BASED ON HISTORICAL FACT. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "SHALL", "COULD", "EXPECT", "ESTIMATE", "ANTICIPATE", "PREDICT", "PROBABLE", "POSSIBLE", "SHOULD", "CONTINUE", OR SIMILAR TERMS, VARIATIONS OF THOSE TERMS OR THE NEGATIVE OF THOSE TERMS. THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THE FOLLOWING INFORMATION HAVE BEEN COMPILED BY OUR MANAGEMENT ON THE BASIS OF ASSUMPTIONS MADE BY MANAGEMENT AND CONSIDERED BY MANAGEMENT TO BE REASONABLE. OUR FUTURE OPERATING RESULTS, HOWEVER, ARE IMPOSSIBLE TO PREDICT AND NO REPRESENTATION, GUARANTY, OR WARRANTY IS TO BE INFERRED FROM THOSE FORWARD-LOOKING STATEMENTS.

THE ASSUMPTIONS USED FOR PURPOSES OF THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THE FOLLOWING INFORMATION REPRESENT ESTIMATES OF FUTURE EVENTS AND ARE SUBJECT TO UNCERTAINTY AS TO POSSIBLE CHANGES IN ECONOMIC, LEGISLATIVE, INDUSTRY, AND OTHER CIRCUMSTANCES. AS A RESULT, THE IDENTIFICATION AND INTERPRETATION OF DATA AND OTHER INFORMATION AND THEIR USE IN DEVELOPING AND SELECTING ASSUMPTIONS FROM AND AMONG REASONABLE ALTERNATIVES REQUIRE THE EXERCISE OF JUDGMENT. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SUBSTANTIALLY FROM ANTICIPATED OR PROJECTED RESULTS, AND, ACCORDINGLY, NO OPINION IS EXPRESSED ON THE ACHIEVABILITY OF THOSE FORWARD-LOOKING STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT ANY OF THE ASSUMPTIONS RELATING TO THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THE FOLLOWING INFORMATION ARE ACCURATE, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS.

CRITICAL ACCOUNTING POLICIES

Our Management's Discussion and Analysis or Plan of Operation section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources, accruals for other costs, and the classification of net operating loss and tax credit carry forwards between current and long-term assets. These accounting policies are more fully described in the notes to the financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

MINING COSTS

Costs incurred to purchase, lease or otherwise acquire property are capitalized when incurred. General exploration costs and costs to maintain rights and leases are expensed as incurred. Management periodically reviews the recoverability of the capitalized mineral properties and mining equipment. Management takes into consideration various information including, but not limited to, historical production records taken from previous mine operations, results of exploration activities conducted to date, estimated future prices and reports and opinions of outside consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

OVERVIEW. We were incorporated in Nevada on October 8, 2001 in order to serve as a holding company for Salty's Warehouse, Inc., which sells consumer electronics products and other name brand consumer products over the Internet.

On March 19, 2004, pursuant to a Plan of Reorganization and Acquisition, we disposed of our operating asset, Salty's Warehouse, Inc., when our prior management departed. Under our new management, we undertook a different business focus: the identification and acquisition of properties exhibiting the potential for gold mining operations by others. On July 7, 2004, we changed our name from Nucotec, Inc. to Tornado Gold International Corp. to reflect our new business focus. The name change was approved on May 12, 2004, by unanimous approval of our Board of Directors. In addition, shareholders holding a majority of our outstanding common stock approved those actions by written consent in lieu of a meeting on May 12, 2004, in accordance with the relevant sections of the Nevada Revised Statutes.

LIQUIDITY AND CAPITAL RESOURCES. We had cash and cash equivalents totaling $181,165 as of March 31, 2006 and had prepaid our office lease and attorney fees totaling $5,306, making our total current assets $186,471. We also had mining assets of $944,333, making our total assets $1,130,804 as of March 31, 2006. We believe that our available cash and cash equivalents are not sufficient to pay our day-to-day expenditures. We are committed to seek the necessary financing needed to continue operating through the sale of equity or debt financing, though there is no guarantee we will be able to do so.

As of March 31, 2006, we had a net working capital deficit of $946,189 as compared to $1,089,940 of March 31, 2005.

Net cash used in operating activities was $113,006 for the three months ended March 31, 2006 compared to $32,940 for the three months ended March 31, 2005.

Since we have no current source of revenue, our only source of cash is from the issuance of debt or equity instruments. During the three months ended March 31, 2006, we borrowed $649,838 compared to the $50,000 we borrowed during the three months ended March 31, 2005. We used $420,000 to make advance lease payments and acquisition costs on our mining claims during the three months ended March 31, 2006 compared to $43,314 we incurred during the three months ended March 31, 2005.

Due to numerous economic and competitive risks, any or all of which may have a material adverse impact upon our operations, there can be no assurance that we will be able to successfully generate significant revenues or achieve a level of profits which will permit us to stay in business. In March 2004, our management team changed. Under our new management, we undertook a different business focus:

the identification and acquisition of properties exhibiting the potential for gold mining operations by others. However, due to the change in our business plan, we must raise additional capital in order to have resources sufficient to fund all of our general and administrative expenses for the next twelve months.

No assurances can be given that we will be able to obtain sufficient working capital trough the sale of our common stock and borrowing or that the development and implementation of our business plan will generate sufficient revenues in the future to sustain ongoing operations. These factors raise substantial doubt with our auditor about our ability to continue as a going concern.

RESULTS OF OPERATIONS.

FOR THE THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2005.

REVENUE. We have realized no revenues for the three months ended March 31, 2006 and 2005.

OPERATING EXPENSES. For the three months ended March 31, 2006, our total operating expenses were $123,770 compared to our total operating expenses incurred during the three months ended March 31, 2005 of $45,975. Of the $123,770 incurred in 2006, $39,960 related to our mining exploration and $83,810 was incurred in general and administrative activities. Of the $45,975 incurred in 2005, $17,850 related to mining exploration and $28,125 related to general and administrative activities. During the three months ended March 31, 2006, we accrued $16,181 in interest expenses on notes payable compared to interest accruing during the three months ended March 31, 2005 of $19,638. No interest has been paid on notes payable during either quarter.

Of the $39,960 that we incurred in our mining operations during the three months ended March 31, 2006, $30,992 relates to technical consulting services rendered by our President. Of the $83,810 that we incurred in general and administrative expenses during the three-months ended March 31, 2006, $35,587 relates to management services rendered by our President, and $10,000 relates to services rendered by our Chief Financial Officer. Other general and administrative expenses incurred in 2006 include investor relations fees of $6,231, consulting fees of $3,000, accounting and auditing fees of $15,344, legal fees of $2,415, rent expense of $4,187, and fees paid to the staffing agency for the services rendered by our President's assistant during the three-month period amounting to $4,802.

Of the $17,850 that we incurred in our mining operations during the three months ended March 31, 2005, $17,850 relates to technical services rendered by our president. Of the $28,125 that we incurred in general and administrative expenses, $5,250 is attributable to our President for management services, $4,392 was incurred for accounting and legal professional services, rent expense of $4,185, and travel and other related company expenses which were reimbursed to our President totaling $7,809.

OFF-BALANCE SHEET ARRANGEMENTS. There are no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors; except for our commitment to lease certain mining property that require us to make substantial lease payments in the future as disclosed in Note 3 to the financial statements included elsewhere in this Quarterly Report on Form 10-QSB.

Item 3. Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared.
Additionally, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore there were no corrective actions taken.

PART II. OTHER INFORMATION

Part II.	OTHER INFORMATION

Item 6.	Exhibits

Exhibit
Number	Description of Document
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORNADO GOLD INTERNATIONAL CORP.

November 21, 2006	By:	/s/ GEORGE DRAZENOVIC
George Drazenovic, Chief Financial Officer (Principal financial officer and duly authorized signatory)